Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

May 8, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment Nos. 313 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 3, 2025, with respect to the Amendment and the Trust’s proposed three new series, the Defiance Nasdaq 100 LightningSpread™ Income ETF, Defiance S&P 500 LightningSpread™ Income ETF, and Defiance Russell 2000 LightningSpread™ Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not defined herein shall have the meaning set forth in the Amendment.

1.	Please provide the completed fee table and example pre-effectively with your response letter.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A.

2.	In the section entitled “Income and Indirect Participation in Index Performance,” please clarify how the strategy will operate. For example, to the extent anticipated, clarify how the put spreads will be positioned (e.g., will the sold options be in-, at- or out- of-the money – similarly, will the bought options be in-, at-, or out-of-the money). Depending on the answer above, explain the possible outcomes in a logical order. Consider using a chart or a diagram to help clarify the alternate outcomes.

The Trust confirms that the referenced prospectus section has been revised to address this Comment. In addition, disclosure under Item 9 has been expanded to include illustrative examples and an explanatory chart.

3.	The disclosure seems to highlight the losses that can be incurred when the Index falls within the strike price range, consider providing an example of that.

Response: The example and chart added to Item 9, as referenced in response to Comment 2, have been provided to address this Comment.

4.	Please layer the disclosure here and explain the concepts and outcomes. Briefly describe what is a put, a call, what rights and obligations when buying and selling, and briefly explain the costs associated with buying the particular types of derivatives to be used.

Response: The Trust confirms that Item 9 has been revised to include the requested descriptions.

5.	Please tell us in correspondence how the Fund’s daily distributions will be done operationally. Without limit, for example, which investors are entitled to receive the daily distributions when shares create throughout the day, how quickly after the close of the market, are payments credited to them? What percentage of daily income is paid? Also, please consider clarifying what is, or is not, included in daily income for investors (e.g., appreciation on the deep ITM call options, vs the put spreads). Lastly, to the extent that paying distributions daily is operationally complex and expensive, consider the need for additional disclosure addressing the complexity and expense and the potential impacts to the Fund.

Response: The Trust has determined that the Funds will distribute income twice weekly instead of on a daily basis.

Distributions will be made to shareholders of record as of the record date, which is the business day following the declaration date and coincides with the ex-dividend date. The Funds’ transfer agent, working in coordination with brokers, custodians, and the Depository Trust & Clearing Corporation (DTCC), will identify the shareholders of record. These shareholders will receive payments from the Fund’s custodian on the designated payable date, and the distributions will be credited to their accounts accordingly.

The percentage of daily income distributed may fluctuate based on market conditions; there is no predetermined amount or fixed rate.

Distributions will consist of premium income from options as well as interest and dividends earned from a Fund’s portfolio holdings. The Trust also confirms that the Prospectus has been updated to clarify that each Fund primarily seeks to generate income by selling at- or near-the-money zero days-to-expiration (0DTE) put spreads.

The Trust believes that paying distributions on a twice-weekly basis is neither operationally complex nor expensive. The twice-weekly dividend process is straightforward and does not result in any direct cost impact to the Funds. In addition, the relevant exchanges and other principal service providers have confirmed their readiness to support the process. Therefore, it respectfully declines to include additional disclosures on this matter.

6.	With respect to the Options Risk disclosure, consider using some of the disclosures in this risk factor, particularly regarding how Deep ITM and 0DTE options behave, in the principal strategy section. Also, we note the risk disclosure references writing call options. Please supplementally advise us if the Fund will be writing call options. If not, please tailor the risk factors to the Fund’s strategy.

Response: The Trust confirms that some of disclosures included in the Options Risk disclosure have been incorporated into the Funds’ principal investment strategy disclosures. Additionally, the Trust confirms that the Funds will not engage in writing call options. Accordingly, references to writing call options have been removed from the Options Risk disclosure.

7.	For Distribution Risk, please confirm whether any daily distributions may consist of returns of capital. Please supplementally explain why and when the Fund would be making returns of capital as part of the daily distributions.

Response: The Trust confirms that it does not intend for bi-weekly distributions to include returns of capital in the traditional sense, meaning a return of the investor’s original principal. However, due to the nature of each Fund’s investment strategy, certain distributions may still be characterized as return of capital, or ROC, for financial reporting or tax purposes.

For financial reporting purposes, options premiums received by the Funds may be considered return of capital because they are not directly tied to dividends, interest, or realized capital gains from the sale of portfolio securities. Instead, the premiums represent cash inflows from derivative transactions that may not immediately affect the Fund’s net investment income or realized gains, leading to their classification as ROC under accounting standards.

For tax purposes, a portion of the distributions generated from a Fund’s receipt of option premiums, particularly from its strategy of selling at or near the money zero days to expiration (0DTE) put spreads on a daily basis, is often classified as ROC. This classification does not imply that investors are simply receiving back their original investment. Instead, it reflects the way options income is structured.

It is important to underscore that although certain Fund distributions may be labeled as ROC for financial reporting or tax purposes, this designation should not be interpreted as a return of an investor’s original principal in the traditional sense. The options premiums generated through each Fund’s strategy represent economically earned income from actively managing short-term risk exposures, not a liquidation of invested capital. While these premiums may be characterized as ROC under accounting or tax rules, due to their treatment outside of traditional sources like interest, dividends, or realized capital gains, such classifications reflect technical reporting conventions rather than the true economic nature of the income. These distributions are the result of a purposeful income-generating strategy and should not be viewed as a return of capital in the conventional meaning of the term.

The prospectus has been updated to remove language that might suggest an intent to return capital in the traditional sense.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Exhibit A

Defiance Nasdaq 100 LightningSpread™ Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.04%
Other Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.04%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$106	$331

Defiance S&P 500 LightningSpread™ Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.02%
Other Expenses(2)	0.02%
Total Annual Fund Operating Expenses	1.03%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$105	$328

Defiance Russell 2000 LightningSpread™ Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.03%
Other Expenses(2)	0.03%
Total Annual Fund Operating Expenses	1.05%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$107	$334